Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXHANGE ACT OF 1934

This description of the capital stock of MyMD Pharmaceuticals, Inc., a Delaware corporation (“we,” “our” and the “Company”) is intended as a summary and is qualified in its entirety by reference to our certificate of incorporation (the “Certificate of Incorporation”) and the by-laws (the “By-laws”) as currently in effect, copies of which are filed as exhibits to our Annual Report on Form 10-K and are incorporated herein by reference.

Authorized Capital Stock

Our authorized capital stock consists of 66,666,666 shares, of which 16,666,666 are shares of Common Stock, par value $0.001 per share (the “Common Stock”), and 50,000,000 are shares of preferred stock, par value $0.001 per share, 1,990,000 of which have been designated as Series C Convertible Preferred Stock (the “Series C Preferred Stock”), 211,353 of which have been designated as Series D Convertible Preferred Stock (the “Series D Preferred Stock”), 100,000 of which have been designated as Series E Junior Participating Preferred Stock and 15,000 of which have been designated as Series F Convertible Preferred Stock (the “Series F Preferred Stock”). As of March 29, 2024, there were 2,157,632 shares of Common Stock issued and outstanding and no shares of Series C Convertible Preferred Stock or Series E Junior Participating Preferred Stock issued and outstanding. As of March 29, 2024, there were 72,992 shares of Series D Preferred Stock issued and outstanding, warrants to purchase Series C Preferred Stock convertible into 918 shares of Common Stock outstanding and 5,017 shares of Series F Preferred Stock issued and outstanding.

Common Stock

Voting Rights

Each stockholder has one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. A stockholder may vote in person or by proxy. Elections of directors are determined by a plurality of the votes cast and all other matters are decided by a majority of the votes cast by those stockholders entitled to vote and present in person or by proxy.

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of Common Stock will be able to elect all of our directors. Our Amended and Restated Certificate of Incorporation and By-laws provide that stockholder actions may be affected at a duly called meeting of stockholders or pursuant to written consent of the majority of stockholders. A special meeting of stockholders may be called by the president, chief executive officer or the board of directors pursuant to a resolution approved by the majority of the board of directors.

Dividend Rights

The holders of outstanding shares of Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine, provided that required dividends, if any, on preferred stock have been paid or provided for. However, to date we have not paid or declared cash distributions or dividends on our Common Stock and do not currently intend to pay cash dividends on our Common Stock in the foreseeable future. We intend to retain all earnings, if and when generated, to finance our operations. The declaration of cash dividends in the future will be determined by the board of directors based upon our earnings, financial condition, capital requirements and other relevant factors.

No Preemptive or Similar Rights

Holders of our Common Stock do not have preemptive rights, and Common Stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders and remaining after payment to holders of preferred stock of the amounts, if any, to which they are entitled, are distributable ratably among the holders of our Common Stock subject to any senior class of securities.

The Nasdaq Capital Market Listing

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “MYMD”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Securities Transfer Corporation, 2901 Dallas Pkwy Suite 380, Plano, TX 75093.

Options, Warrants and RSUs

As of March 29, 2024, we had 129,838 shares of Common Stock issuable upon exercise of outstanding options, 4,933,622 shares of Common Stock issuable upon the exercise of warrants, and 918 shares of Common Stock issuable upon the exercise of warrants to purchase Series C Preferred Stock and an aggregate of 1,808 shares of Common Stock issuable upon settlement of vested restricted stock units (“RSUs”) and upon vesting and settlement of outstanding unvested RSUs. There are 86,860 outstanding RSUs and no other outstanding warrants or options at this time.

Preferred Stock

We may issue any class of preferred stock in any series. Our board of directors has the authority, subject to limitations prescribed under Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of Common Stock and the voting and other rights of the holders of Common Stock.

Series C Convertible Preferred Stock

As of March 29, 2024, the Company has 27,500 warrants to purchase an aggregate of 918 shares of Series C Preferred Stock outstanding, with an exercise price of $240.00 per share of Series C Preferred Stock (the “Series C Warrants”). The Series C Warrants were issued on December 9, 2019 and expire on January 6, 2025.

Rank

The Series C Preferred Stock ranks (1) on parity with Common Stock on an “as converted” basis, (2) senior to any series of our capital stock hereafter created specifically ranking by its terms junior to the Series C Preferred Stock, (3) on parity with any series of our capital stock hereafter created specifically ranking by its terms on parity with the Series C Preferred Stock, and (4) junior to any series of our capital stock hereafter created specifically ranking by its terms senior to the Series C Preferred Stock in each case, as to dividends or distributions of assets upon our liquidation, dissolution or winding up whether voluntary or involuntary.

Conversion Rights

Each share of the Series C Preferred Stock is convertible into one (1) share of Common Stock, provided that the holder will be prohibited from converting Series C Preferred Stock into shares of Common Stock if, as a result of such conversion, the holder would own more than 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock, or, at the election of a holder, together with its affiliates, would own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock. The conversion rate of the Series C Preferred Stock is subject to proportionate adjustments for stock splits, reverse stock splits and similar events, but is not subject to adjustment based on price anti-dilution provisions.

Dividend Rights

In addition to stock dividends or distributions for which proportionate adjustments will be made, holders of Series C Preferred Stock are entitled to receive dividends on shares of Series C Preferred Stock equal, on an as-if-converted-to-common-stock basis, to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock. No other dividends are payable on shares of Series C Preferred Stock.

Voting Rights

Except as provided in the Certificate of Designation of Series C Convertible Preferred Stock (the “Series C Certificate of Designation”) or as otherwise required by law, the holders of Series C Preferred Stock will have no voting rights. However, we may not, without the consent of holders of a majority of the outstanding shares of Series C Preferred Stock, alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock, increase the number of authorized shares of Series C Preferred Stock, or enter into any agreement with respect to the foregoing.

Liquidation Rights

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Series C Preferred Stock are entitled to receive, pari passu with the holders of Common Stock, out of the assets available for distribution to stockholders an amount equal to such amount per share as would have been payable had all shares of Series C Preferred Stock been converted into Common Stock immediately before such liquidation, dissolution or winding up, without giving effect to any limitation on conversion as a result of the beneficial ownership limitation, as described above.

Exchange Listing

Akers does not plan on making an application to list the shares of Series C Preferred Stock on the Nasdaq, any national securities exchange or other nationally recognized trading system. Our Common Stock issuable upon conversion of the Series C Preferred Stock is listed on the Nasdaq under the symbol “MYMD”.

Failure to Deliver Conversion Shares

If we fail to timely deliver shares of Common Stock upon conversion of the Series C Preferred Stock (the “Series C Conversion Shares”) within the time period specified in the Series C Certificate of Designation (within two trading days after delivery of the notice of conversion, or any shorter standard settlement period in effect with respect to trading market on the date notice is delivered), then we are obligated to pay to the holder, as liquidated damages, an amount equal to $50 per trading day (increasing to $100 per trading day after the third trading day and $200 per trading day after the tenth trading day) for each $5,000 of Series C Conversion Shares for which the Series C Preferred Stock being converted are not timely delivered. If we make such liquidated damages payments, we are not also obligated to make Series C Buy-In (as defined below) payments with respect to the same Series C Conversion Shares.

Compensation for Series C Buy-In on Failure to Timely Deliver Shares

If we fail to timely deliver the Series C Conversion Shares to the holder, and if after the required delivery date the holder is required by its broker to purchase (in an open market transaction or otherwise) or the holder or its brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the holder of the Series C Conversion Shares which the holder anticipated receiving upon such conversion or exercise (a “Series C Buy-In”), then we are obligated to (A) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Series C Conversion Shares that we were required to deliver times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the holder, either reinstate the portion of the Series C Preferred Stock and equivalent number of Series C Conversion Shares for which such conversion was not honored (in which case such conversion shall be deemed rescinded) or deliver to the holder the number of shares of Common Stock that would have been issued had we timely complied with our conversion and delivery obligations.

Subsequent Rights Offerings; Pro Rata Distributions

If we grant, issue or sell any Common Stock equivalents pro rata to the record holders of any class of shares of Common Stock (the “Series C Purchase Rights”), then a holder of Series C Preferred Stock will be entitled to acquire, upon the terms applicable to such Series C Purchase Rights, the aggregate Series C Purchase Rights which the holder could have acquired if the holder had held the number of shares of Common Stock acquirable upon conversion of the Series C Preferred Stock (without regard to any limitations on conversion). If we declare or make any dividend or other distribution of our assets (or rights to acquire our assets) to holders of Common Stock, then a holder of Series C Preferred Stock is entitled to participate in such distribution to the same extent as if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series C Preferred Stock (without regard to any limitations on conversion).

Fundamental Transaction

If, at any time while the Series C Preferred Stock is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person whereby such other person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination) (each a “Series C Preferred Stock Fundamental Transaction”), then upon any subsequent conversion of Series C Preferred Stock, the holder will receive, for each Series C Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Series C Preferred Stock Fundamental Transaction (without regard to the beneficial ownership limitation), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Series C Preferred Stock Alternate Consideration”) receivable as a result of such Series C Preferred Stock Fundamental Transaction by a holder of the number of shares of Common Stock for which the Series C Preferred Stock is convertible immediately prior to such Series C Preferred Stock Fundamental Transaction (without regard to the beneficial ownership limitation). For purposes of any such conversion, the determination of the conversion ratio will be appropriately adjusted to apply to such Series C Preferred Stock Alternate Consideration based on the amount of Series C Preferred Stock Alternate Consideration issuable in respect of one share of Common Stock in such Series C Preferred Stock Fundamental Transaction. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Series C Preferred Stock Fundamental Transaction, then the holder will be given the same choice as to the Series C Preferred Stock Alternate Consideration it receives upon automatic conversion of the Series C Preferred Stock following such Series C Preferred Stock Fundamental Transaction.

Series D Convertible Preferred Stock

Rank

The Series D Preferred Stock ranks (1) on parity with Common Stock on an “as converted” basis, (2) senior to any series of our capital stock hereafter created specifically ranking by its terms junior to the Series D Preferred Stock, (3) on parity with any series of our capital stock hereafter created specifically ranking by its terms on parity with the Series D Preferred Stock, and (4) junior to any series of our capital stock hereafter created specifically ranking by its terms senior to the Series D Preferred Stock in each case, as to dividends or distributions of assets upon our liquidation, dissolution or winding up whether voluntary or involuntary.

Conversion Rights

A holder of Series D Preferred Stock is entitled at any time to convert any whole or partial number of shares of Series D Preferred Stock into shares of our Common Stock, determined by dividing the stated value equal to $0.01 by the conversion price of $0.01 per share. A holder of Series D Preferred Stock is prohibited from converting Series D Preferred Stock into shares of Common Stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% of the total number of shares of our Common Stock then issued and outstanding (with such ownership restriction referred to as the “Series D Beneficial Ownership Limitation”) immediately after giving effect to the issuance of the shares of Common Stock issuable upon conversion of the Series D Preferred Stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us. The conversion rate of the Series D Preferred Stock is subject to proportionate adjustments for stock splits, reverse stock splits and similar events, but is not subject to adjustment based on price anti-dilution provisions.

Dividend Rights

In addition to stock dividends or distributions for which proportionate adjustments will be made, holders of Series D Preferred Stock are entitled to receive dividends on shares of Series D Preferred Stock equal, on an as-if-converted-to-common-stock basis, to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock. No other dividends are payable on shares of Series D Preferred Stock.

Voting Rights

Subject to the Series D Beneficial Ownership Limitation, on any matter presented to our stockholders for their action or consideration at any meeting of our stockholders (or by written consent of stockholders in lieu of a meeting), each holder, in its capacity as such, shall be entitled to cast the number of votes equal to the number of whole shares of our Common Stock into which the Series D Preferred Stock beneficially owned by such holder are convertible as of the record date for determining stockholders entitled to vote on or consent to such matter (taking into account all Series D Preferred Stock beneficially owned by such holder). Except as otherwise required by law or by the other provisions of the Certificate of Designation of Series D Convertible Preferred Stock (the “Series D Certificate of Designation”), the holders of Series D Preferred Stock, in their capacity as such, shall vote together with the holders of our Common Stock and any other class or series of stock entitled to vote thereon as a single class.

Liquidation Rights

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Series D Preferred Stock are entitled to receive, pari passu with the holders of Common Stock, out of the assets available for distribution to stockholders an amount equal to such amount per share as would have been payable had all shares of Series D Preferred Stock been converted into Common Stock immediately before such liquidation, dissolution or winding up, without giving effect to any limitation on conversion as a result of the Series D Beneficial Ownership Limitation, as described above.

Exchange Listing

Series D Preferred Stock is not listed on the Nasdaq, any national securities exchange or other nationally recognized trading system. Our Common Stock issuable upon conversion of the Series D Preferred Stock is listed on the Nasdaq under the symbol “MYMD”.

Failure to Deliver Conversion Shares

If we fail to timely deliver shares of Common Stock upon conversion of the Series D Preferred Stock (the “Series D Conversion Shares”) within the time period specified in the Series D Certificate of Designation (within two trading days after delivery of the notice of conversion, or any shorter standard settlement period in effect with respect to trading market on the date notice is delivered), then we are obligated to pay to the holder, as liquidated damages, an amount equal to $25 per trading day (increasing to $50 per trading day on the third trading day and $100 per trading day on the sixth trading day) for each $5,000 of stated value of Series D Preferred Stock being converted which are not timely delivered. If we make such liquidated damages payments, we are not also obligated to make Series D Buy-In (as defined below) payments with respect to the same Series D Conversion Shares.

Compensation for Series D Buy-In on Failure to Timely Deliver Shares

If we fail to timely deliver the Series D Conversion Shares to the holder, and if after the required delivery date the holder is required by its broker to purchase (in an open market transaction or otherwise) or the holder or its brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the holder of the Series D Conversion Shares which the holder anticipated receiving upon such conversion or exercise (a “Series D Buy-In”), then we are obligated to (A) pay in cash to such holder (in addition to any other remedies available to or elected by such holder) the amount, if any, by which (x) such holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (1) the aggregate number of Series D Conversion Shares that such holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such holder, either reissue (if surrendered) the shares of Series D Preferred Stock equal to the number of shares of Series D Preferred Stock submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such holder the number of Series D Conversion Shares that would have been issued if we had timely complied with its delivery requirements.

Series E Junior Participating Preferred Stock

In September 2020, our board of directors declared a dividend of one preferred share purchase right (a “Right”) for each of our issued and outstanding shares of Common Stock, payable to the stockholders of record on September 21, 2020. Each such Right entitles the registered holder, subject to the terms of a Rights Agreement, dated as of September 9, 2020, between the Company and VStock Transfer, LLC (the “Rights Agreement”), to purchase from the Company one one-thousandth of a share of the Company’s Series E Junior Participating Preferred Stock, with a stated value of $0.001 (the “Series E Preferred Stock”), at $15.00, subject to certain adjustments. Pursuant to the Agreement and Plan of Merger, dated November 11, 2020, by and among the Company, XYZ Merger Sub Inc., a wholly owned subsidiary of the Company, and MyMD Pharmaceuticals, Inc. (“MYMD”), we agreed to take any and all necessary action to terminate such shareholder rights plan prior to closing of the merger.

The Rights will not be exercisable until the earlier to occur of (i) the tenth business day following a public announcement or filing that a person has, or affiliates or associates of such person have, become an “Acquiring Person,” which is defined as a person, or affiliates or associates of such person, who, at any time after the date of the Rights Agreement, has acquired, or obtained the right to acquire, Beneficial Ownership of 10% or more of our outstanding shares of Common Stock, subject to certain exceptions, or (ii) the tenth business day (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). Beneficial Ownership, as defined in the Rights Agreement, includes certain interests in securities created by derivatives contracts, which are beneficially owned, directly or indirectly, by a counterparty (or any of such counterparty’s affiliates or associates) under any derivatives contract to which such person or any of such person’s affiliates or associates is a receiving party (as such terms are defined in Rights Agreement), subject to certain limitations.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or, for uncertificated shares of Common Stock, by the book-entry account that evidences record ownership of such shares) and will be transferred with, and only with, such Common Stock, and (ii) new Common Stock certificates issued after September 21, 2020 will contain a legend incorporating the Rights Agreement by reference (for book entry Common Stock, this legend will be contained in the notations in book entry accounts). Until the earlier of the Distribution Date and the Expiration Date (defined below), the transfer of any shares of Common Stock outstanding on September 21, 2020 will also constitute the transfer of the Rights associated with such shares of Common Stock. As soon as practicable after the Distribution Date, VStock Transfer, LLC (the “Rights Agent”) will send by first-class, insured, postage prepaid mail, to each record holder of the Common Stock as of the close of business on the Distribution Date separate rights certificates evidencing the Rights (“Right Certificates”), and such Right Certificates alone will evidence the Rights. We may choose book entry in lieu of physical certificates, in which case, references to “Rights Certificates” shall be deemed to mean the uncertificated book entry representing the Rights.

The Rights, which are not exercisable until the Distribution Date, expire upon the earliest to occur of (i) the close of business on September 8, 2021; (ii) the time at which the Rights are redeemed or exchanged pursuant to the Rights Agreement; and (iii) the time at which the Rights are terminated upon the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by our board of directors prior to any person becoming an Acquiring Person (the earliest of (i), (ii), and (iii) is referred to as the “Expiration Date”).

Each share of Series E Preferred Stock will be entitled to a preferential per share dividend rate equal to the greater of (i) $0.001 and (ii) the sum of (1) 1,000 times the aggregate per share amount of all cash dividends, plus (2) 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than certain dividends or subdivisions of the outstanding shares of Common Stock. Each shares of Series E Preferred Stock will entitle the holder thereof to a number of votes equal to 1,000 on all matters submitted to a vote of our stockholders. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series E Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock. Pursuant to the Rights Agreement, the preferential rates noted above may be adjusted in the event that we (i) pay dividends in Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine outstanding Common Stock into a smaller number of shares.

The purchase price payable, and the number of shares of Series E Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend, or a subdivision, combination or reclassification of the Series E Preferred Stock, (ii) if the holders of the Series E Preferred Stock are granted certain rights, options or warrants to subscribe for the applicable Series E Preferred Stock or securities convertible into the applicable Series E Preferred Stock at less than the current market price of the applicable Series E Preferred Stock, or (iii) upon the distribution to holders of Series E Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Series E Preferred Stock) or subscription rights or warrants (other than those referred to in (ii) immediately above). The number of outstanding Rights and the number of one one-thousandths of a shares of Series E Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split, reverse stock split, stock dividends and other similar transactions.

With some exceptions, no adjustment in the purchase price relating to a Right will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price relating to the Right. No fractional shares of Series E Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series E Preferred Stock) and, in lieu of the issuance of fractional shares, we may make an adjustment in cash based on the market price of the Series E Preferred Stock on the trading date immediately prior to the date of exercise.

In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, other securities, cash or other assets of the Company) having a value equal to two (2) times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void and any holder of such Rights (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Rights. However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until the Distribution Date.

In the event that, after a person or a group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction, or 50% or more of the Company’s assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise of a Right that number of shares of Common Stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two (2) times the exercise price of the Right.

At any time before any person or group of affiliated or associated persons becomes an Acquiring Person, our board of directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to certain adjustments) (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon the action of the board of directors electing to redeem or exchange the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Our board of directors may, at its option, at any time after the first occurrence of a Flip-in Event (as defined in the Rights Agreement), exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the effective date. However, the board of directors shall not effect such an exchange at any time after any person, together with all affiliates and associates of such person, becomes a beneficial owner of 50% or more of the outstanding shares of Common Stock. Immediately upon the action of our board of directors to exchange the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of Common Stock equal to the number of Rights held by such holder multiplied by the exchange ratio.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Our board of directors may amend or supplement the Rights Agreement without the approval of any holders of Rights at any time so long as the Rights are redeemable. At any time the Rights are no longer redeemable, no such supplement or amendment may (i) adversely affect the interests of the holders of Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person), (ii) cause the Rights Agreement to become amendable other than in accordance with Section 27 of the Rights Agreement, or (iii) cause the Rights again to become redeemable.

Series F Convertible Preferred Stock

The following are the principal terms of the Series F Preferred Stock:

Dividends

The holders of the Series F Preferred Stock will be entitled to dividends of 10.0% per annum, compounded monthly, which will be payable in cash or shares of Common Stock at the Company’s option, in accordance with the terms of the certificate of designation of the Series F Preferred Stock (the “Series F Certificate of Designation”). Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series F Certificate of Designation), shares of Series F Preferred Stock will accrue dividends at the rate of 15.0% per annum. Upon conversion or redemption, the holders of shares of Series F Preferred Stock are also entitled to receive a dividend make-whole payment.

Voting Rights

The Series F Preferred Stock has no voting rights, except as required by law (including without limitation, the Delaware General Corporation Law (the “DGCL”) and as expressly provided in the Series F Certificate of Designation. To the extent that under the DGCL the vote of the holders of shares of Series F Preferred Stock, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of a majority of the outstanding shares of Series F Preferred Stock, voting together in the aggregate and not in separate series unless required under the DGCL, represented at a duly held meeting at which a quorum is presented or by written consent of such majority (except as otherwise may be required under the DGCL) shall constitute the approval of such action by both the class or the series, as applicable. To the extent that under the DGCL holders of shares of Series F Preferred Stock are entitled to vote on a matter with holders of shares of Common Stock, voting together as one class, each share of Series F Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of shares of Common Stock into which it is then convertible (subject to certain beneficial ownership limitations) using the record date for determining the stockholders of the Company eligible to vote on such matters as the date as of which the Conversion Price is calculated.

Liquidation

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the each holder shares of the Series F Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount per share of Series F Preferred Stock equal to the greater of (A) 125% of the stated value of such share of Series F Preferred Stock (plus any applicable make-whole amount, unpaid late charge or other applicable amount) on the date of such payment and (B) the amount per share such holder would receive if such holder converted such share of Series F Preferred Stock into Common Stock immediately prior to the date of such payment. All shares of capital stock of the Company shall be junior in rank to all shares of Series F Preferred Stock with respect to the preferences as to payments upon the liquidation.

Conversion

The Series F Preferred Stock is convertible into shares of Common Stock (the “Conversion Shares”). The initial conversion price, subject to adjustment as set forth in the Series F Certificate of Designation, was $2.255 (pre-split) (the “Conversion Price”). The Conversion Price can be adjusted as set forth in the Series F Certificate of Designation for stock dividends and stock splits or the occurrence of a fundamental transaction (generally including any reorganization, recapitalization or reclassification of the Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of the outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by the outstanding Common Stock). The Conversion Price is also subject to “full ratchet” price-based adjustment in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions).

Following the Reverse Stock Split, the Conversion Price was adjusted to $3.18 per share pursuant to the terms of the Series F Certificate of Designations.

If any shares of Series F Preferred Stock are converted or reacquired by us, such shares shall resume the status of authorized but unissued shares of Series F Preferred Stock of the Company and shall no longer be designated as Series F Preferred Stock.

The Company is required to redeem the shares of Series F Preferred Stock in 12 equal monthly installments, commencing on July 1, 2023. The amortization payments due upon such redemption are payable, at the company’s election, in cash, or subject to certain limitations, in shares of Common Stock valued at the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) a 80% of the average of the three lowest closing prices of the Company’s Common Stock during the thirty trading day period immediately prior to the date the amortization payment is due or (B) the Floor Price (as defined below). For purposes of the Series F Certificate of Designation, the “Floor Price” means $6.60 (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) or, in any case, such lower amount as permitted, from time to time, by the Nasdaq Stock Market; provided that if the amount set forth in clause B is the lowest effective price, the Company will be required to pay the amortization payment in cash.

Exchange Cap

The Series F Certificate of Designations provided that the Series F Preferred Stock would not be convertible into shares of Common Stock in excess of 19.99% of the shares of Common Stock outstanding as of the date immediately prior to the date of the prospectus supplement under which the shares of Series F Preferred Stock were registered (the “Issuable Maximum”) except in the event that the Company (A) obtained the stockholder approval for issuances of shares of Common Stock in excess of the Issuable Maximum or (“Stockholder Approval”) or (B) obtained a written opinion from outside counsel to the Company that such approval is not required. Until such approval or such written opinion was obtained, no holder of Series F Preferred Stock would be issued in the aggregate more shares of Common Stock than such holder’s pro rata share of the Issuable Maximum. In the event that after July 1, 2023, the Company had not obtained the Stockholder Approval or was not otherwise permitted to issue shares in excess of the Issuable Maximum, then a holder of Series F Preferred Stock could elect to have his or her shares of Series F Preferred Stock redeemed for cash. The Company received the Stockholder Approval on July 31, 2023.

Optional Conversion

The Series F Preferred Stock can be converted at the option of the holder at any time and from time to time after the original issuance date. Holders shall effect conversions by providing us with the form of conversion notice (the “Notice of Conversion”) specifying the number of shares of Series F Preferred Stock to be converted, the number of shares of Series F Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable holder delivers by email such Notice of Conversion to us.

Mandatory Conversion

If on any day after the issuance of the shares of Series F Preferred Stock the closing price of the Common Stock has exceeded 300% of the Conversion Price per share (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) for 20 consecutive trading days and the daily dollar trading volume of the Common Stock has exceeded $3,000,000 per trading day during the same period and certain equity conditions described in the Series F Certificate of Designation are satisfied (the “Mandatory Conversion Date”), we shall deliver written notice of the Mandatory Conversion (as defined below) to all holders on the Mandatory Conversion Date and, on such Mandatory Conversion Date, we shall convert all of each holder’s shares of Series F Preferred Stock into Conversion Shares at the then effective Conversion Price (the “Mandatory Conversion”). If any of the Equity Conditions shall cease to be satisfied at any time on or after the Mandatory Conversion Date through and including the actual delivery of all of the Conversion Shares to the holders, the Mandatory Conversion shall be deemed withdrawn and void ab initio.

Beneficial Ownership Limitation

The Series F Preferred Stock cannot be converted to Common Stock if the holder and its affiliates would beneficially own more than 4.99% or 9.99% at the election of the holder of the outstanding Common Stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Anti-Takeover Provisions

The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company.

These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

In addition, the anti-takeover provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior thereto, did own) 15% or more of the corporation’s voting stock.

The effect of the statute is to protect non-tendering, post-acquisition minority stockholders from mergers in which they will be “squeezed out” after the merger, by prohibiting transactions in which an acquirer could favor itself at the expense of minority stockholders. The statute generally applies to corporations that are organized under New Jersey law.